UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Volcano Corporation

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

928645100

(CUSIP Number)

Stephen DuBois, Camber Capital Management LLC, 101 Huntington Avenue, Boston, MA 02199

617-717-6600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Camber Capital Management LLC 42-1693587

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Camber Capital Management LLC -- Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0 shares

8. Shared Voting Power
2,550,000 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
2,550,000 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,550,000 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
4.94%
14. Type of Reporting Person
IA

1. Names of Reporting Persons.
Stephen DuBois

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Stephen DuBois--Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0 shares

8. Shared Voting Power
2,550,000 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
2,550,000 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,550,000 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
4.94%
14. Type of Reporting Person
IN

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D refers to the shares of common stock, par value $0.001 per common stock (the "Shares") of Volcano Corporation, a Delaware corporation (the "Company"). The Company's principal executive office is located at 3721 Valley Centre Drive, Suite 500, San Diego, CA 92130.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Camber Capital Management LLC, a Massachusetts limited liability company ("Camber"), with respect to Shares beneficially owned and held of record by two private investment funds and one managed account for which Camber serves as the investment manager with full discretionary authority.

Stephen DuBois ("Mr. DuBois"), as managing member of Camber, with respect to Shares beneficially owned and held of record by the same two private investment funds and one managed account for which Camber serves as the investment manager with full discretionary authority. Mr. DuBois is the managing member of Camber.

The foregoing persons as described above are hereinafter collectively referred to as the "Reporting Persons."

(b)	The principal business address of each of the Reporting Persons is 101 Huntington Avenue, Suite 2550, Boston, Massachusetts 02199-8089.

(c)	The principal business of Camber is to invest in securities. The principal business of Mr. DuBois is the management of investments in securities.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Camber is a limited liability company organized under the laws of the Commonwealth of Massachusetts. Mr. DuBois is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 2,550,000 Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $34,389,699 (an average of $13.49 per Share) using working capital.

ITEM 4. PURPOSE OF TRANSACTION

This Item 4 is no longer applicable since the Reporting Persons are no longer subject to the filing requirements pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Persons beneficially own 2,550,000 Shares of the Company in the aggregate, representing approximately 4.94% of such class of securities. The percentage of the Shares beneficially owned by the Reporting Persons is based on a total of 51,603,468 Shares of the Company outstanding as of October 31, 2014 as reported in the Company's Form 10-Q for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014.

(b)	Camber has the power to dispose of and the power to vote the Shares beneficially owned by the Reporting Persons, which power may be exercised by its managing member, Mr. DuBois. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Mr. DuBois may be deemed to beneficially own the Shares held by the Reporting Persons.

The investment and voting decisions of each of the Reporting Persons are controlled by Camber. As a result, each of the Reporting Persons may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Shares beneficially owned for such purposes by the others. As the investment manager with full discretionary authority, Camber also may be deemed to beneficially own the 2,550,000 Shares, constituting approximately 4.94% of the issued and outstanding Shares. As the managing member of Camber, Mr. DuBois may be deemed to beneficially own the 2,550,000 Shares, constituting approximately 4.94% of the issued and outstanding Shares. Mr. DuBois does not personally own any Shares. Camber has sole voting and dispositive power with respect to the 2,550,000 Shares by virtue of its authority to vote and dispose of such Shares.

(c)	During the last sixty days, the Reporting Persons sold Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by this reference. All such transactions were effected in the open market on the NASDAQ National Market. Except as set forth on the attached Schedule of Transactions, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Shares or has effected any transactions in the Shares during the preceding 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Schedule of Transactions

Exhibit 2: Joint Filing Statement as required by Rule 13d(1)(k)(l) under the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2014

Camber Capital Management LLC

By: /s/ Sean George

Sean George

Chief Financial Officer

Stephen DuBois

By: /s/ Stephen DuBois

Stephen DuBois, individually